838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710
News Release	No. 21-436 June 22, 2021

Platinum Group Metals Ltd. Announces Appointment of Enoch
Godongwana to Company's Board of Directors

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group" "PTM" or the "Company") announced today that Mr. Enoch Godongwana has been appointed as a non-executive independent director to the Company's board, bringing the number of directors to seven.  Mr. Godongwana obtained an Msc degree in Financial Economics from University of London in 1998 and has served in numerous roles in government, trade unions and industry.  Mr. Godongwana brings invaluable knowledge of the South African business environment. He spent the early part of his career working for the National Union of Metal Workers of South Africa, holding a number of key roles until becoming General Secretary. He went on to hold a number of South African governmental roles, including Deputy Minister of Public Enterprises of the Government of South Africa from 2009 to 2010, Deputy Minister of Economic Development from 2010 to 2012 and member of Parliament from 2009 to 2011. Mr. Godongwana is currently serving as the non-executive Chair of the Development Bank of Southern Africa and is a non-executive director of Mondi plc.

Platinum Group CEO R. Michael Jones commented "We are very pleased to welcome Enoch Godongwana to the Board of the Company.  His extensive South African experience will be a valuable asset to the Company as we work through the financing and development of the world class Waterberg Palladium, Platinum and Gold Mine".

About Platinum Group Metals Ltd.

Platinum Group is the operator of the Waterberg Project, a bulk underground deposit in northern South Africa.  Waterberg was discovered by the Company and a definitive feasibility study concluded it can be one of the largest fully mechanised, low cost platinum group metals mines in the world with palladium as the dominant metal. Platinum Group Metals is also co-founder of Lion Battery Technologies with Anglo American working on cutting edge patented technology to put palladium and platinum in lithium batteries.

On behalf of the Board of

Platinum Group Metals Ltd.

R. Michael Jones

CEO and Director

For further information contact:

 R. Michael Jones, President

 or Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450
 www.platinumgroupmetals.net

PLATINUM GROUP METALS LTD.	…2

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release may contain forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, but are not limited to the Waterberg Project becoming one of the largest and potentially lowest cash cost underground platinum group metals mines globally, financing and mine development of the Waterberg Project, the market for platinum group metals, the potential of platinum group metals in batteries, and Lion Battery Technologies' development of next generation battery technology. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors.  The Company directs readers to the risk factors described in the Company's Form 20-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.